The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

8720 Georgia avenue, suite 1000

SILVER SPRING, MD 20910

tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

August 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

450 Fifth Street, N.W

Washington, D.C. 20549

Attn: Alan Campbell / Suzanne Hayes

Re: Cannaisseur Group Inc.
Registration Statement on Form S-1
Filed February 14, 2022
File No. 333-262710

Dear Mr. Campbell and Ms. Hayes:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by The Cannaisseur Group, Inc. contained in your letter dated March 18, 2022 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S-1.

Registration Statement on Form S-1 Cover Page

1.             Your registration statement cover page indicates that you are incorporated in Atlanta. However, your disclosure elsewhere in the prospectus indicates that you are a Delaware corporation. Please reconcile your disclosure or advise.

RESPONSE: The Company has revised the disclosure on the Cover Page to correct the State of incorporation to Delaware, in response to the Staff’s comment.

2.             We note that you refer to your company as "The Cannassieur Group, Inc." and "The Cannaisseur Group, Inc." Please reconcile your disclosure or advise.

RESPONSE: The Company has revised the disclosure to correct the company’s name (The Cannaisseur Group, Inc.) throughout the Form S-1, in response to the Staff’s comment.

3.             Please revise the prospectus cover page to include the pricing and underwriting information required by Item 501 of Regulation S-K. In your revisions, please clearly state the offering price of the shares to be offered by you and the offering price of the shares to be offered by the selling shareholders. Please note that the primary offering cannot be made on a delayed and continuous basis as you are not eligible to conduct a primary offering pursuant to Rule 415. Therefore, you should delete the statement that you will offer and sell shares "from time to time." You must set an end date for the primary offering. Please also revise to state that you are an emerging growth company. Refer to Question 4 of our Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act.

RESPONSE: The Prospectus Cover Page has been revised in response to the Staff’s comments.

4.             Please revise your prospectus cover page disclosure to clearly state whether your shares will be listed on the OTC Markets prior to the consummation of the offering. If your shares will be listed prior to the consummation of the offering, please include the trading symbol for the shares. To the extent your shares will not be listed, please include disclosure to this effect on the prospectus cover page and risk factor disclosure describing the consequences to investors if your shares are not listed.

RESPONSE: The Prospectus Cover Page has been revised to state that the shares will not be listed prior to the consummation of the offering and a risk factor has been added in response to the Staff’s comments.

Overview, page 5

5.             We note your statements that (i) Requisite Technologies, an operating component of Atlanta CBD, has the ability to grow hemp year-round and (ii) Atlanta CBD's hemp will be sourced primarily through a network of local farms. Please reconcile your disclosure or advise. To the extent that Atlanta CBD is dependent on third-party suppliers for hemp, please describe these supply arrangements here or in the Business section, as appropriate.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Prospectus Summary, page 5

6.             Please revise your disclosure here and throughout to clearly state whether or not you have ownership interests or operating activities beyond your 51% ownership of Atlanta CBD Inc. To the extent that you do not have additional ownership interests or operating activities, please revise throughout your prospectus to ensure that this fact is clear to investors. To the extent you do have additional ownership interests and operating activities, please describe these interests and activities clearly in the Prospectus Summary and the Business sections, as appropriate.

RESPONSE: The disclosure has been revised in response to the Staff’s comments.

7.             Given your current investment in Atlanta CBD and your stated intent to acquire companies in the hemp industry, tell us the basis for your belief that you are not an investment company requiring registration under the Investment Company Act of 1940.

RESPONSE: .. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in “securities.” See Section 2(a)(36) of the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40 percent of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

The Company is engaged in hemp cultivation and has clarified its disclosure to reflect plans to acquire assets from companies engaged in hemp production to develop and grow the Company’s hemp business and not acquire companies directly or securities in other companies. The disclosure has been amended to reflect and clarify the Company’s plan to grow its business.

8.             Please revise the Prospectus Summary to describe the material terms of your acquisition of a 51% interest in Atlanta CBD Inc. In your revision, please identify the person(s) who owns the remaining 49% of Atlanta CBD. Please also describe the material terms of the operating arrangements of Atlanta CBD including who is responsible for running day-to- day operations, how business decisions are made and how revenues are allocated between you and the other owners. To the extent such operating arrangements are documented, please file the relevant documentation as an exhibit to your registration statement.

RESPONSE: The Form S-1 has been amended in response to the Staff’s comments.

9.             Please revise the Prospectus Summary to clearly describe the current legal landscape regarding your products. To the extent you are restricted from selling your products by any federal or state laws, please describe these restrictions.

RESPONSE: The Form S-1 has been amended in response to the Staff’s comments.

10.           Please revise the Prospectus Summary and the Description of Registrant's Securities sections to disclose the material terms of Atlanta CBD's preferred stock referenced on page F-29. In your revisions, please disclose the amounts of profit distributions made in recent periods.

RESPONSE: The Form S-1 has been amended in response to the Staff’s comments.

Emerging Growth Company Status, page 6

11.           Your disclosure on the registration statement cover page and on page 11 indicates that you have elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, your disclosure on page 6 indicates that you have opted out of the extended transition period. Please reconcile your disclosure or advise.

RESPONSE: The Form S-1 has been amended in response to the Staff’s comments.

Risk Factors

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity..., page 12

12.           We note your references in this risk factor to Colorado corporate law. Please tell us how Colorado corporate law is applicable to your company.

RESPONSE: The reference to Colorado corporate law was an error and has been corrected to reflect Delaware law.

Use of Proceeds, page 20

13.           Your disclosure indicates that if all 15 million shares are sold at $0.23 per share, you will raise $3,500,000. Please note that if 15 million shares are sold at $0.23 per share, your proceeds will be $3,450,000. Please revise your allocation of proceeds from the offering and indicate how you intend to allocate the proceeds if you sell 25%, 50% and 75% of the shares you are offering.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation Liquidity and Capital Resources, page 21

14.           Please revise to provide the disclosure required by Item 303(b)(1) of Regulation S-K. In your revisions, please discuss the July 2021 financing referenced elsewhere in the prospectus and the material terms of the "note payable".

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Description of Business, page 24

15.           Your disclosure on page 10 indicates that you depend in large part on your brand and branded products as well as on your proprietary processes. Please revise your Business section to describe these brands, branded products and proprietary processes as well as your revenue-generating activities. For guidance, refer to Item 101(c) of Regulation S-K.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

16.           Your disclosure on page 11 indicates that you have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new products. Please revise your disclosure in the Business section to describe these developing and marketing efforts, including descriptions of any new products being developed.

RESPONSE: The disclosure has been amended in response to the Staff’s comments. Company to address.

17.           We note your statement that you plan to acquire additional companies engaged in the hemp business. Please revise your disclosure to explain how you intend to finance these acquisitions.

RESPONSE: The Company intends to acquire assets and not additional companies to add to their existing business structure. The disclosure has been amended to reflect this in response to the Staff’s comments.

18.           We note your statement that your products are sold "wherever legal." Please revise your disclosure to describe your compliance regime for ensuring that sales are lawful and describe how you deliver your products to customers.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Product Formulation and Production, page 26

19.           Please revise your disclosure in this subsection to clarify whether the activities described therein are conducted by Atlanta CBD, a separate subsidiary or by your company directly.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

20.           Please expand your disclosure in this subsection to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have agreements in place with these named entities or other suppliers, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

21.           We note your statements that you are currently supplying restorative CBD beverages to Cryogenics clients and that you will establish "on the go displays" for 12 companies in 2021. Please revise your disclosure to provide the material terms of your relationship with Cryogenics and to disclose whether you have established the "on the go displays" referenced and whether they have produced a profit.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Government Regulation, page 27

22.           We note your statement that you are not involved in the cultivation or production of hemp. We further note your disclosure elsewhere in the prospectus indicating that Requisite Technologies, a business unit of your subsidiary Atlanta CBD, focuses on the cultivation and manufacturing of hemp. Please reconcile your disclosure or advise.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comments.

Certain Relationships and Related Transactions, page 34

23.           Please revise your disclosure to describe the material terms of your agreement to advance funds to Liberty Management Investments. In your revisions, please identify your shareholders that own Liberty and disclose whether this loan bears interest, when the loan matures and whether there is written documentation governing the terms of the loan. To the extent there is written documentation, please file the relevant agreement as an exhibit to your registration statement.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comments. The Agreement will be filed as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 34

24.           With reference to Item 403 of Regulation S-K, please revise your beneficial ownership table to be as of the most recent practicable date.

RESPONSE: The section has been revised in response to the Staff’s comments.

Plan of Distribution, page 35

25.           To the extent your officers and directors may engage in selling efforts, please clarify that they meet the conditions of Exchange Act Rule 3a4-1.

RESPONSE: The disclosure has been amended in response to the Staff’s comments. The disclosure also clarifies that officers and directors that may engage in selling efforts on behalf of the Company, meet the requirements of Exchange Act Rule 3a4-1.

Selling Shares, page 35

26.           Please revise this section to provide the information required by Item 507 of Regulation S- K.

RESPONSE: The section has been revised in response to the Staff’s comments.

Experts, page 37

27.           We note your disclosure that the audited financial statements of Atlanta CBD, Inc. for the fiscal years ended December 31, 2020 and December 31, 2019, and the related audit report by M&K CPAS, PLLC, are included in the filing. Please advise about the need to present such financial statements given that they do not appear to have been provided.

RESPONSE: The disclosure has been amended in response to the Staff’s comments.

Audited Financial Statements, The Cannaisseur Group, Inc. Notes to Consolidated Financial Statements

4. Stockholders' Equity, page F-14

28.           We note your disclosure that the January 4, 2021 acquisition of Atlanta CBD, Inc. was "a related party acquisition, which is accounted for using the book value." Please provide us a comprehensive analysis of your accounting for this acquisition. Please tell us how you considered whether the acquisition resulted in a change in reporting entity considering the guidance in ASC 250-10-50-6 and ASC 805-50-05-5. If you believe that the transaction resulted in a change in reporting entity, please tell us how you concluded that the audited and interim financial statements included in the filing are presented in accordance with the guidance in ASC 805-50-45, or revise your presentation as appropriate. Please add accounting policy disclosure to your financial statements to explain your accounting for business combinations between entities under common control.

RESPONSE: The CEO, COO and CFO of both entities are the same individuals both before and after the January 4th transaction and as a result this was not an arm’s length transaction. The transaction was a business combination by The Cannaisseur Group with Atlanta CBD becoming a subsidiary of the Company. The financial statements and activity of the Cannaisseur Group is minimal and one could argue predecessor accounting would be appropriate given Atlanta CBD is the entity with the majority of the activity. We are now presenting the full two-year audit of Atlanta CBD as well as a full year (less four days) of activity for the consolidated entity so we feel the necessary predecessor information is included in this filing. The Cannaisseur Group, Inc was not incorporated until December 22, 2020, as a result the Atlanta CBD 2020 audited financial statements would not be materially different.

Prior to the January 4th transaction Floretta Gogo and Xavier Carter owned the majority of Atlanta CBD and controlled the voting rights. Prior to the January 4th transaction Floretta Gogo and Xavier Carter controlled 38% of the Cannaisseur Group’s voting rights and were the CEO and COO, respectively of both Companies both before and after the transaction. Our auditors noted the following guidance in Accounting Research Manager:

[11] No Gain Recognition, but Disclosure of Fair Value Allowed - Public companies may not record acquisitions from a controlling shareholder or other related party, other than a parent company, subsidiary, or sister subsidiary, at more than that party's cost. Further, questions are raised if the proposed recorded value of the asset is not clearly evident. In one situation, a registrant proposed to acquire all the outstanding stock of a company whose shareholders owned approximately 28% of the voting shares of the acquiring company. In addition, the acquired company owned a half interest in a property, the other half of which was owned by the acquiring company. Although the particular property had appreciated very significantly in value, the SEC staff insisted that the acquisition be recorded at predecessor cost. However, the staff did permit the inclusion of an additional separate balance sheet with current value information.

Regarding the value of the consideration provided by the buyer we noted the following:

Interpretation 2-2 - Accounting When Step-Up Is Not Permitted

When the conditions for step-up are not met, the assets acquired should be recorded at the carrying amounts on the transferor's books (or at the controlling entity's carrying amounts for transfers between subsidiaries under common control), less any necessary write-down for an impairment in value that should be recorded on the books of the transferor. Transfers of property or other long-term assets by an individual to a related business entity should be recorded by the business entity at the amount that the transferor would have had in its accounts if the transferor had prepared financial statements using generally accepted accounting principles for business entities rather than the value that may have been used in the individual's financial statements.

Debt issued to acquire the assets from the transferor should be recorded by the transferee at face value, unless the debt is noninterest bearing or carries an unreasonable interest rate, in which case interest should be imputed. Interpretation 3-1 illustrates the accounting on the transferee's books for the excess of monetary consideration given over the initially recorded amount of assets acquired.

When the assets acquired are not stepped-up, equity securities issued to acquire the assets should be recorded by the transferee at the initially recorded amount of the assets acquired less any monetary consideration given up.

Exhibits

29.           Please revise the legal opinion to reflect the correct filing date of the registration statement.

RESPONSE: The legal opinion has been amended in response to the Staff’s comments.

General

30.           We note that your website describes you as "the first GMP-certified medical cannabis producer to supply cannabis flower and extract products to tens of thousands of patients, physicians, pharmacies, hospitals, governments and researchers on five continents." Please revise your prospectus to describe these activities.

RESPONSE: The Company purchases its products from GMP-certified medical cannabis suppliers. The website has been revised to accurately reflect the Company’s activities.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

The Cannaisseur Group, Inc.

By:	/s/ Floretta Gogo
The Floretta Gogo, Chief Executive Officer